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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, Suite 1450
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Perlstein (212) 962-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Garick, CPA, LLC
(Name – *if individual, state last, first, middle name*)

19987 Villa Lante Place	Boca Raton	Florida	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T 561 504 9041 • F 561 883 1724 • W www.robertgarickcpa.com

April 23, 2016

To the Management of MVP Financial, LLC
and Steven Perlstein

In planning and performing our audit of the financial statements of MVP Financial, LLC as of and for the year ended December 31, 2015, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We noted the following deficiencies that we believe to be material weaknesses.

The Company's books and records have not been maintained on a contemporaneous basis. Additionally, the reporting of items on the FOCUS reports have not been designated in a consistent manner. This has resulted in interim reporting on the FOCUS reports to be incorrect and the possibility that non-allowable assets would not be detected.

The Company's internal control over financial reporting has not functioned as designed, resulting in errors that required amendments to interim filings with FINRA.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be significant deficiencies.

The Company has not updated its WSP's (Written Supervisory Procedures) to reflect the current requirements of FINRA and new regulations. The WSP's should be updated as the rules and regulations change, at least quarterly, to assure compliance.

This letter is intended solely for the information and use of management, and others within the organization and is not intended to be, and should not be, used by anyone other than these specified parties.

Robert H. Garick, CPA, LLC